William Slattery, CFA
Vice President
Listing Qualifications

Electronic Mail Only

August 8, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporate Finance:

This is to certify that on August 8, 2019, The Nasdaq Stock Market (the "Exchange") received from Thunder Bridge Acquisition II, Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant
Class A Ordinary Shares, par value $0.0001 per share
Redeemable Warrants, each exercisable for one Class A Ordinary Share for $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

